Exhibit 99.2

Capitalization

The following table sets forth our current and long-term liabilities and total capitalization as of June 30, 2017 prepared on the basis of International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) [1].

As at June 30, 2017
(in millions of €)
(A) Short-term Financial Liabilities (including short term portion of long term financial liabilities) that are:
Guaranteed (1)	55
Secured (2)	352
Unguaranteed/Unsecured	4,918
Total short-term financial liabilities Orange Group	5,326
- Of which total short-term financial liabilities Telcos	4,796
- Of which total short-term financial liabilities Orange Bank (4)	530
Elimination of short-term financial liabilities between Telcos and Orange Bank	-1

(B) Long-term Financial Liabilities (excluding short term portion) that are:
Guaranteed (1)	254
Secured (2) (3)	846
Unguaranteed/Unsecured	28,459
Total long-term financial liabilities Orange Group	29,559
- Of which total long-term financial liabilities Telcos	29,049
- Of which total long-term financial liabilities Orange Bank (4)	538
Elimination of long-term financial liabilities between Telcos and Orange Bank	-27

(C) Minority Interests (excluded from net income):	2,257

(D) Equity attributable to shareholders of Orange S.A. (excluding net income):
Share capital	10,640
Statutory Reserves	1,064
Other Reserves (5)	17,810
Equity attributable to equity holders of Orange S.A. (excluding net income)	29,514

Capitalization	66,656

(1) Corresponds to financial indebtedness of Orange S.A.’s subsidiaries which is guaranteed by Orange S.A. or other Orange Group entities; does not include certain financial indebtedness of Orange Polska guaranteed by the European Investment Bank.

(2) Does not include certain financial debt, comprised of asset- or mortgage-backed securities or capitalized leases with respect to which either Orange S.A. or any of its subsidiaries has given pledges, guarantees, privileges or other security interests.

(3) Includes 237 million euros of cash collateral for derivatives, of which 69.3 million euros related to Orange Bank. Orange S.A. has concluded agreements with various financial counterparts that may impose a monthly settlement corresponding, subject to threshold conditions, to the variation in the market value of these instruments (mark to market). Orange S.A. has issued debt securities in foreign currencies (USD, CHF, JPY, GBP, HKD) that it has generally swapped for euro.

(4) excluding Orange Bank’s clients deposits

(5) Other reserves include reserves with respect to issue premiums, conversions, gains (losses) registered directly in shareholders’ equity and accumulated reserves (losses).

[1] As of the date of this prospectus, except as disclosed above no significant change has occurred with respect to the information presented above since June 30, 2017